Exhibit 99.1

Maris-Tech was Chosen by Governmental Agency to Develop and Deliver Automotive related Video Solution

REHOVOT, Israel, April 04, 2023 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a B2B provider of intelligent video transmission technology with artificial intelligence (AI) acceleration for edge platforms, today announced that it has been selected by a governmental agency to develop and deliver the Jupiter Automotive, a Home Land Security (“HLS”), automotive related, video solution based on the Company’s Jupiter platform. This solution will become a technology enabler for a variety of automotive applications in the defense, HLS and commercial markets. The order is in the amount of $100,000 and it is expected to be delivered to the customer during the year 2023.

“We are happy to have been awarded this important project by the governmental agency. The Jupiter Automotive may be incorporated in the future into Maris Edge, combined with AI capabilities, and become an important building block for advanced AI based automotive applications,” Said Israel Bar, Chief Executive Officer of Maris-Tech.

Jupiter is a low latency video encoding and decoding platform designed to handle multiple video channels. Jupiter delivers real-time intelligence gathering and analytics based situational awareness capabilities. Jupiter features intelligent video transmission technologies with high quality video, superior energy efficiency, and miniaturized form factor that is suitable for a wide range of platforms and applications.

The Jupiter, and other advance products that are based on its platform, including Jupiter NANO and Jupiter- AI, are being sold today around the world, using the Company’s marketing channels.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing our commitment to expand the global awareness of our unique solutions and continuing search for leading experts in our operational sectors to better enhance our core business, obtaining new customers and fast-forward our goal of creating networking base for us. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC and our other filings with the SEC.  We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

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